Exhibit 8

Grown Rogue Strengthens Executive Team with New Appointments

Medford, Oregon, February 24, 2020 – Grown Rogue International Inc. (“Grown Rogue”) (CSE: GRIN) (OTCQX: GRUSF), a multi-state cannabis company with operations and assets in Oregon, California and Michigan, today announced the promotion of two senior leaders to its executive team. Rob Rigg has been promoted to Chief Marketing Officer, while Adam August takes on the responsibility of Chief Financial Officer of Grown Rogue’s US based operating subsidiary.

“Bringing in talent with diverse backgrounds and experience at best in class organizations has been key to Grown Rogue’s success,” said Obie Strickler, CEO of Grown Rogue. “Both Rob and Adam have proven over the last 15 months that they can take best practices from other industries and apply them to the cannabis industry as we expand into new markets and continue to build shareholder value.”

Rob Rigg was originally brought on as VP of Marketing where he focused on changing the branding strategy of Grown Rogue to enhancing experiences by understanding how products effect a consumer’s mind, body and mood. Rob quickly took on more responsibility for the company becoming the sales leader and functioning as an Oregon based general manager, identifying new opportunities to generate efficiencies and increase profitability. Rigg came to Grown Rogue after honing his craft at global leaders such as Nike and Goldman Sachs, while also spending several years building a successful footwear start up. During his time at Grown Rogue, Rigg has focused on optimizing Grown Rogue SKU efficiency and ensuring consistent monthly sales with key retail partners.

“It has been inspiring to see the progress that the Grown Rogue team has made over the past year as we rapidly evolved not only our product and marketing strategy but focus as a business to drive profitability and future growth,” said Rigg. “I am grateful for the opportunity to step into the CMO role and look forward to educating and empowering cannabis consumers and retailer partners with our high-quality products and innovative branding as we enter exciting new markets such as Michigan.”

Adam August has brought a robust financial background to Grown Rogue with a career which began at Harry & David, an American-based premium food and gift producer and retailer. At Harry & David, August began as a financial analyst and advanced to the position of Vice President of Finance, responsible for the Treasury, Credit, Payroll and FP&A functions for the vertically-integrated retailer. During his time with Grown Rogue, August has been responsible for implementing efficiencies and cost saving strategies which have earned him the promotion to US based CFO where he oversees finance, accounting, IT and human resources. August’s focus on profitability and diligent cash management has provided Grown Rogue with the runway to fund growth with focused prioritization on maximizing its return on investment. Grown Rogue will be actively leveraging August’s successful Oregon financial management strategy as it expands into Michigan and other new markets.

“I am proud of the accomplishments we’ve made over the past year and especially the heightened focus on our core competency of cannabis cultivation, which has enabled us to create a more streamlined business on a path to profitability,” said August. “I look forward to bringing our proven playbook to Michigan and beyond, while being an active and positive corporate citizen in the communities we call home.”

For more information visit grownrogue.com, or follow us at facebook.com/grownrogue, instagram.com/grownrogue, twitter.com/grownrogue, or linkedin.com/company/grown-rogue

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning cultivation team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience”. The Grown Rogue family of products includes sungrown and indoor premium flower, patented nitrogen sealed pre-rolls along with chocolate edibles featuring a partnership with world-renowned chocolatier.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Contacts:

Obie Strickler

Chief Executive Officer obie@grownrogue.com

Investor Relations Desk Inquiries invest@grownrogue.com

(458) 226-2100

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